Simtek Corporation
                        4250 Buckingham Drive, Suite 100
                           Colorado Springs, CO 80907




December 11, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:      Simtek Corporation, a Delaware corporation ("Simtek")
         Registration Statement on Form S-1 and Documents Incorporated by
           Reference Therein and Correspondence
         Filed November 13, 2006
         File No. 333-138097

To Whom It May Concern:

We are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended (the "Securities Act"), Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 of Simtek (the "Registration Statement"), which relates to the registration under the Securities Act of 1,851,155 shares of common stock, par value $0.0001 per share, of Simtek. The Registration Statement has been revised in response to the comments received from the SEC set forth in the letters, dated October 23, 2006 and November 17, 2006, to Harold Blomquist. As you are aware, we submitted to the SEC on November 13, 2006 a response to the Comment Letter dated October 23, 2006. Now, we are submitting below our responses to the Comment Letter dated November 17, 2006. Each comment from such Comment Letter has been reproduced below, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Consolidated Balance Sheets, page 49
------------------------------------

1. Comment: We note your response to prior comment 1. Please note that the provisions of EITF 05-04 apply only to freestanding financial instruments subject to the EITF 00-19. Please tell us why you believe shares of your common stock fall within the scope of EITF 00-19. Otherwise, amend the Form10-K to classify the common stock within permanent equity.

     Response: As we discussed with Kevin Vaughn from the SEC's Division of Corporation Finance on December 4, 2006, we have amended and filed the following reports to classify as permanent equity the shares of common stock issued pursuant to private placements on December 30, 2005 and September 21, 2006: (a) Form 10-K/A for the fiscal year ended December 31, 2005; (b) Form 10-Q/A for the fiscal quarter ended March 31, 2006; (c) Form 10-Q/A for the fiscal quarter


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ended June 30, 2006; and (d) Form 10-Q/A for the fiscal quarter ended September
30, 2006. We have amended the Registration Statement to incorporate by reference these amended filings.



Note 9.  Acquisition of Certain Assets from ZMD, page 68
--------------------------------------------------------

2. Comment: We note your response to prior comment 4. We continue to believe that your disclosure that the value assigned to the non-competition agreement was based on an independent valuation performed by a third party appears to indicate that your financial statements are based in part on values determined by this expert appraiser. Please revise the Registration Statement on Form S-1 to include a consent from the third party valuation firm. Refer to Item 601(B)(23) of Regulation S-K.

     Response: As we discussed with Kevin Vaughn from the Division of Corporation Finance on December 4, 2006, the Form 10-K/A for the fiscal year ended December 31, 2005, as now revised, states that Simtek considered various factors, including, among other things, the valuation performed by the third party valuation firm, in determining the value assigned to the non-competition agreement. With this revised disclosure, we believe no consent of the valuation firm is needed for us to incorporate by reference the Form 10-K/A into the Registration Statement.



Form 8-K dated July 28, 2006
----------------------------

3. Comment: We note your response to prior comment 6. Item 4.02 of Form 8-K requires a registrant to file an Item 4.02 Form 8-K when its board of directors concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer be relied upon because of an error in such financial statements as addressed in APB 20. In light of the fact that the restatement was filed to correct an error with respect to your revenue recognition on the Cypress agreement, it is not clear why you concluded that you were not required to file an Item 4.02 Form 8-K. Please tell us in further detail why you do not believe that you were required to file an Item 4.02 Form 8-K for this matter. In your response, explain to us why you believe the nature of the restatement (i.e., a correction of an error to increase revenues) impacts the determination of whether you are required to file an Item 4.02 Form 8-K.

     Response: On or around July 26, 2006, when we determined to restate our financial statements, our management determined that the previously issued financial statements could continue to be relied upon. Prior to filing the Form 8-K on July 28, 2006, our board of directors made no determination that the previously issued financial statements could not be relied upon. As such, we determined that we were not required to file an Item 4.02 Form 8-K. As we timely filed the Form 8-K on July 28, 2006 disclosing, under Item 8.01, that management believed that a more appropriate accounting treatment for the non-refundable advance royalty payments under the Cypress agreement was to recognize revenue upon receipt and that we needed to restate our results for the quarter ended March 31, 2006, and as we indeed gave the substance of such restatement, we believe that we have met all of our filing obligations.




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If you would like to discuss any of the responses above or any other matter, please contact the undersigned, Brian Alleman at (719) 531-9444.

Sincerely,

/s/  BRIAN ALLEMAN

Brian Alleman, Chief Financial Officer


cc:   Garth B. Jensen, Esq., Holme Roberts & Owen LLP